DIANE D. DALMY
                                ATTORNEY AT LAW
                             8965 W. CORNELL PLACE
                           LAKEWOOD, COLORADO 80227
                           303.985.9324 (telephone)
                           303.988.6954 (facsimile)
                          email: ddalmy@earthlink.net

October 7, 2011

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn: 	Amanda Ravitz-Branch Chief - Legal

Via Edgar Correspondence

RE:	Ballroom Dance Fitness, Inc.
	Amendment No. 7 to Registration Statement on Form S-1
	Filed September 13, 2011
	File No.: 333-167249

Dear Ms. Ravitz:

In accordance with the comment letter dated September 27, 2011 (the "SEC Comment Letter") regarding the registration statement on Form S-1 (the "Registration Statement") for Ballroom Dance Fitness, Inc., a Nevada corporation (the "Company"), please find below our responses to the SEC Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the SEC Comment Letter. Also, please be advised that the Company has filed Amendment No. 8 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

General

1. 	In accordance with the staff's request, please be advised that the
Registration Statement has been revised to include financial statements for the six month period ended June 30, 2011. We have also deleted reference to the report dated August 9, 2011.

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Summary, page 5

2.	In accordance with the staff's request, please be advised that the disclosure in the Registration Statement regarding the date of the auditor's report has been revised throughout to ensure consistency.

Description of Business, page 19

3.	In accordance with the staff's request, please be advised that the disclosure in the Registration Statement has been revised to describe the creation of the new website to market the Company's products.

Management's Discussion and Analysis, page 21

Proposed Milestones, page 32

4.	In accordance with the staff's request, please be advised that the disclosure in the Registration Statement has been revised to provide a more realistic timeframe for the implementation of the Company's business plan.

Results of Operations, page 34

5. 	In accordance with the staff's request, please be advised that the disclosure in the Registration Statement has been revised to provide a financial comparison of the six month periods ended June 30, 2011 to June 30, 2010.

Liquidity and Capital Resources, page 34

6. 	In accordance with the staff's request, please be advised that the disclosure in the Registration Statement has been revised to reflect the appropriate auditor's report date consistent with the report on Page F-12.


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October 7, 2011


Report of Independent Certified Public Accountants, page F-2

7. 	Please be advised that we have removed the review report.

Financial Statements as of June 30, 2011

8.	In accordance with the staff's request, please be advised that the financial statements have been revised to provide comparative analysis.

Report of Independent Certified Public Accountants, page F-12

9. 	In accordance with the staff's request, please be advised that the accountants have revised the titles of the financial statements to ensure consistency.

Statement of operations, page F-14

Statement of operations, page F-15

10.	In accordance with the staff's request, please be advised that the accountants have revised the financial statements to include fiscal year ended December 31, 2010 and for the period from January 20, 2009 through December 21, 2009 and the cumulative financial statements have been revised to present the period from inception through December 31, 2010.

Thank you for your attention in this matter.

Sincerely,

/s/ Diane D. Dalmy

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